Exhibit 99.1

Pan American Silver increases silver and gold production in the second quarter of 2014

(Unaudited Results. All amounts in US$ unless otherwise stated. Approximate production figures.)

VANCOUVER, Aug. 13, 2014 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) (the "Company", or "Pan American") produced 6.56 million ounces of silver and 37,700 ounces of gold during the second quarter of 2014, an increase of 6% and 26%, respectively from the second quarter of 2013. All-in sustaining costs per silver ounce sold, net of by-product credits ("AISCSOS"), declined 14% from the second quarter of 2013 to $18.23 per silver ounce. The Company also posted consolidated cash costs per payable silver ounce produced, net of by-product credits ("Cash Costs per Ounce") of $12.06, similar to the $12.09 recorded in the second quarter of 2013. Year-to-date, Pan American has produced 13.18 million ounces of silver and 83,600 ounces of gold at AISCSOS of $16.82 and Cash Costs per Ounce of $10.15.

Second Quarter 2014 Highlights (unaudited)(1)

•        Silver production of 6.56 million ounces, up 6%

•        Gold production of 37,700 ounces, up 26%

•        Dolores and La Colorada mines awarded "Casco de Plata" Safety Award by Mexican Mining Chamber ("CAMIMEX") for industry-leading safety performance in 2013

•        AISCSOS(2) of $18.23, down 14% year-on-year

•        Consolidated Cash Costs per Ounce(3) of $12.06

•        Revenue of $200.8 million

•        Mine operating earnings(4) of $10.2 million

•        Net loss of $5.7 million or $(0.04) per share

•        Adjusted earnings(5) of $1.8 million or $0.01 per share

•        Net cash generated from operating activities of $48.7 million, or $0.32 per share

•        Total dividends paid to common shareholders of $18.9 million

Financial Position at June 30, 2014
• Cash and short term investments of $381.6 million • Working capital of $647.5 million • Total debt of $47.4 million

(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare the second quarter of 2014 against the second quarter of 2013.
(2)	All-in sustaining costs per silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non - GAAP measures and readers should refer to the table in the Alternative Performance (Non-GAAP) Measures section of the MD&A for the period ending June 30, 2014 for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(3)	Cash costs per payable ounce of silver produced, net of by-product credits, is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities. This measure is a non-GAAP measure and readers should refer to the table in the Alternative Performance (Non-GAAP) Measures section of the MD&A for the period ending June 30, 2014 for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(4)	Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.
(5)	Adjusted earnings/(loss) and adjusted earnings/(loss) per share attributable to common shareholders are Non-GAAP measures. Adjusted earnings/(loss) is calculated as net (loss)/earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long-term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

Commenting on the Company's second quarter results, Geoff Burns, President & CEO said, "We had a solid second quarter with silver production and costs as expected. I was particularly pleased to see our operations generate cash flow of $0.32 per share, even with the average silver price the lowest it has been in the last 15 quarters". Burns continued, "We made very good progress on our La Colorada expansion project and our Dolores Pad 3 construction. In addition, we completed a compelling preliminary economic assessment for the Dolores pulp agglomeration project, but made the prudent choice to defer our construction decision to further de-risk the project pending higher silver and gold prices. All in all, it was a good business quarter for Pan American."

Financial Results

Pan American generated $200.8 million in revenue during the second quarter of 2014, a 14% increase compared to the second quarter of 2013, due to higher quantities of all metals sold by the Company, partially offset by substantially lower prices for silver, gold and copper. During the reporting quarter, the Company realized average prices of $19.58 per silver ounce and $1,289 per gold ounce. Silver and gold contributed 56% and 25% respectively to the Company's consolidated revenue, while revenue from base metals rose to 19% from 14% a year ago.

Pan American generated a net loss of $5.7 million, or $(0.04) per share during the second quarter of 2014 compared to a loss of $187.1 million a year ago, when an impairment charge was recorded against mineral property. The net loss in the second quarter of 2014 includes $10.0 million in negative non-cash adjustments to the value of inventories at Dolores and Manantial Espejo on lower consensus price estimates, as well as the effect of abnormally high income tax expense.

Income tax expense for the second quarter of 2014 were $8.4 million, significantly higher than the $4.7 million for the comparable period of 2013. Income taxes for the current quarter were impacted by additional mining taxes paid, withholding taxes recorded on expected dividends and interest payments, non-deductible foreign exchange losses and a deferred tax charge related to temporary inventory movements.

After adjusting for an after-tax write down of $6.8 million related to Dolores' long-term heap inventories and other minor items, Pan American generated adjusted earnings of $1.8 million in the second quarter of 2014, or $0.01 per share, compared to an adjusted loss of $18.6 million during the same period a year ago.

Mine operating earnings generated during the second quarter of 2014 increased to $10.2 million from $3.8 million in the second quarter of 2013. The improvement resulted from higher revenue on account of higher sales volumes, offset by a $10.0 million non-cash negative adjustment to the value of inventories.

During the second quarter of 2014, Pan American generated strong cash flows from operations of $48.7 million, or $0.32 per share, compared to $0.5 million generated in the comparable period of 2013. The increase was primarily attributable to higher cash mine operating earnings and significantly lower tax payments.

In the second quarter of 2014, Pan American paid $18.9 million in cash dividends to common shareholders. Year-to-date, the Company has paid $37.9 million as dividends to shareholders.

At June 30, 2014, the Company maintained its solid financial position with $381.6 million in cash and short-term investments, and working capital of $647.5 million. Cash and short-term investments declined by $12.7 million from the first quarter of 2014, which together with strong cash flows from operations were used to cover sustaining capital investments of $24.4 million, project capital of $12.9 million, dividends of $18.9 million and $11.9 million for the repayment of a short-term loan in Argentina. Pan American finished the second quarter with total debt of $47.9 million, down from $59.7 million at the end of the first quarter of 2014.

Operating Results

Pan American produced 6.56 million ounces of silver during the reporting quarter, 6% more than in the same period a year ago. The increase was achieved due to production gains at all of the Company's operations, with the exception of Alamo Dorado and Morococha. A 0.3 million ounce production increase at Dolores and gains of 0.1 million ounces at La Colorada, Huaron and Manantial Espejo more than offset Alamo Dorado's 0.2 million silver ounces production decline and a small decline in silver production at Morococha.

The Company's consolidated gold production for the second quarter of 2014 rose 26% year on year to 37,700 ounces. The increase was achieved because Dolores and Manantial Espejo produced 3,500 more ounces as a result of higher throughputs and grades.

Pan American's quarterly consolidated base metals production for the second quarter of 2014 rose by 7% for zinc, 13% for lead and 49% for copper to 11,400 tonnes, 4,000 tonnes and 1,900 tonnes, respectively. Zinc production rose on the back of higher grades at Morococha and higher throughput and recoveries at both Huaron and La Colorada; lead production rose mostly due to higher grades at Morococha; and copper production rose on substantially higher copper grades at Huaron.

Mexico

La Colorada continued to raise throughput rates during the second quarter of 2014, producing a record 1.24 million ounces of silver, or 7% more than in the second quarter of 2013. La Colorada is expected to continue to gradually increase access to higher grade sulphide ore deeper in the mine in coming years.

Dolores' silver production in the reporting quarter rose 38% from the same quarter of 2013 to 1.05 million ounces, a second consecutive quarterly record for the mine. The increase was achieved on higher throughput rates and gains in recovery rates from the continued benefits of a longer primary leach cycle on Pad 3 and the staged leaching sequence on Pad 2 and Pad 3. The mine also produced 17,000 ounces of gold in the quarter, a 26% improvement from the comparable quarter of 2013 due to better grades and recoveries. The initial benefits of implementing staged leaching between Pad 2 and the new Pad 3 are almost fully realized, and overall silver and gold recovery rates are expected to reduce to the mine's forecast recovery rates towards year-end.

As expected, Alamo Dorado's silver production during the second quarter of 2014 declined to 1.02 million ounces, 22% lower compared to the second quarter of 2013, due to lower throughput rates and silver grades.

Peru

Huaron had a solid 2014 second quarter due to higher throughput rates and better recoveries, which pushed silver production up to 0.78 million ounces from 0.70 million ounces a year ago.

Morococha recorded a 4% silver production decline during the second quarter of 2014 and contributed 0.46 million ounces to the Company's consolidated production compared to 0.48 million produced in the second quarter of 2013. The difference resulted from lower throughput and recoveries, partly offset by higher grades.

Bolivia

San Vicente's 2014 second quarter silver production rose 4% from a year ago to 0.98 million ounces. The gain was achieved on higher throughput rates and slightly higher grades, partially offset by lower recoveries.

Argentina

Manantial Espejo's silver production in the second quarter of 2014 continued its upward trend, rising 22% from the comparable quarter of 2013 to 0.81 million ounces. The mine also achieved a 32% increase in gold production to 14,500 ounces from the comparable quarter of 2013. The production gains resulted from higher throughput, grades and recoveries. However, as mentioned at the end of the first quarter of 2014, gold and silver production is expected to decline for the next several months until the mine completes the current pre-stripping of the Maria pit. Once completed, production should increase again towards the end of this year.

All-in Sustaining Costs per Silver Ounce Sold

Consolidated AISCSOS for the second quarter of 2014 were $18.23, 14% lower than for the same quarter of 2013. Year-to-date, consolidated AISCSOS were $16.82, 17% down from the first half of 2013 and well within the Company's forecast for 2014. The improvement was attributable to higher by-product credits on larger quantities of metals sold, lower sustaining capital, lower exploration and development costs and higher quantities of silver sold. For a full reconciliation of AISCSOS calculation, please refer to the section "Alternative Performance (Non-GAAP) Measures" of the Company's MD&A for the period ended June 30, 2014.

Consolidated Cash Costs Per Ounce

During the second quarter, Pan American's mines reported Cash Costs per Ounce of $12.06, similar to the $12.09 recorded a year ago. Cash Costs per Ounce for the first six months of 2014 were $10.15, 13% lower than in the comparable period of 2013. The reduction in Cash Costs per Ounce was a result of higher by-product credits due to higher quantities of by-products sold and lower smelting, refining and transportation charges, but was partly offset by higher operating costs and royalties due to increases in the quantities of all metals produced by the Company. Please refer to the section "Alternative Performance (Non-GAAP) Measures" of the Company's MD&A for the period ended June 30, 2014 for a full description of this non-GAAP measure.

Sustaining Capital

During the second quarter of 2014, Pan American spent $24.3 million in sustaining capital at its seven operating mines. The expenditures were incurred mainly on pre-stripping at Dolores and Manantial Espejo, as well as on the tailings facility expansion at La Colorada. The Company also invested $12.9 million on the La Colorada expansion project, the Dolores Pad 3 construction, and a preliminary economic assessment ("PEA") of an expansion to the Dolores operation. The following table illustrates Pan American's investment in sustaining and project capital during the second quarter by mine:

Second Quarter 2014 Capital Expenditures	$ Million
La Colorada	4.9
Dolores	6.4
Alamo Dorado	0.1
Huaron	3.7
Morococha	3.3
San Vicente	0.8
Manantial Espejo	5.1
Total Sustaining Capital	$24.3
La Colorada	3.8
Dolores	9.1
Total Project Capital	$12.9
Second Quarter 2014 Capital Investments	$37.2

Projects

La Colorada Expansion

During the second quarter of 2014, the La Colorada expansion project progressed as planned with commencement of the basic engineering work for the expansion of the processing plant and the purchase of a used ball mill. In addition, geotechnical work to identify the optimum location of the future shaft was started and construction of new community infrastructure continued. Underground development required prior to the commencement of sinking the new shaft also continued on schedule.

Dolores

Work on phase two of Dolores' leach Pad 3 is nearing completion with less than 10% of the pad's surface area remaining to be lined and the installation of a new leach pad loading conveyor to be completed by year-end.

In addition, work for the new power line construction project advanced as planned with right of way negotiations completed for 90% of the route and work on the environmental permits progressing while the Company finalizes the power supply agreement.

On June 23, 2014, Pan American announced positive results of a PEA of the expansion of Dolores, which would add a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries of higher grade mineralization, as well as the development of an underground mine to extract mineral resources that exist beneath the ultimate open pit floor and to the south of the current final pit. The results of the PEA indicate that the expansion project has the potential to generate an estimated after-tax net present value of the incremental cash flow of $90 million at an 8% discount rate. This represents an internal rate of return of 33% and a capital payback period of 1.7 years using the Company's current reserve metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The project economics also remain robust at metal prices of $19 per ounce of silver and $1,200 per ounce of gold.

The Dolores expansion project will increase the mine's average annual silver production from 3.65 million ounces to 5.04 million ounces, while average annual gold production will increase from an estimated 111,000 ounces to 148,000 ounces. The PEA contemplates an incremental capital investment of $105 million for the project. Pan American has decided to defer making a construction decision for the next 9 to 12 months while it invests $3.0 million to $5.0 million on additional studies and delineation of the underground accessible mineralization, in order to further de-risk the project. The PEA is available on SEDAR at www.sedar.com

Subsequent Events

San Vicente Strike

As previously disclosed, on July 7, 2014 the Company's union at the San Vicente mine in Bolivia went on strike, effectively shutting down the operation and ceasing all production activities. The union representatives were disputing recent senior management changes at the Company's wholly owned subsidiary, Pan American Silver Bolivia S.A. The Company and the union were able to reach a solution to end the strike, and production activities at the mine resumed on July 21, 2014. Given the short duration of the strike and the production levels achieved during the first half of 2014, management believes that the strike will not have a negative effect on the Company's production and cost forecasts for the full-year 2014.

Outlook

With silver and gold production during the first half of 2014 at or above the Company's expectations and with Cash Costs per Ounce at or below forecast, the Company remains confident that it will achieve its guidance of annual consolidated production of 25.75 to 26.75 million ounces of silver and 155,000 to 165,000 ounces of gold at AISCSOS of $17.00 to $18.00 and Cash Costs per Ounce of $11.70 to $12.70.

The Company also confirms its forecast for 2014 annual sustaining capital of $95.5 million and project investment capital of $67.0 million.

Pan American Recognized as a Leader in Mine Safety in Mexico

On July 21, 2014, Pan American was notified that its La Colorada and Dolores mines were awarded the prestigious "2013 Casco de Plata" awards in the categories of underground mine with more than 501 employees and open pit mine with more than 501 employees, respectively. These awards are given annually by CAMIMEX for the best safety performance in several categories. The Company's Alamo Dorado mine, despite operating another year without a lost time injury, was runner up in the category of open pit mine with 500 or less employees. Pan American congratulates its mining units in Mexico and reaffirms its commitment to protecting the health and safety of all of the employees and contractors who work at the Company's mining operations and projects.

Steve Busby, Chief Operating Officer, commented on the Casco de Plata awards, "I am extremely pleased with the unwavering commitment to safety all of our employees and contractors possess and we are honoured by the prestigious recognition CAMIMEX has bestowed on two of our mines in Mexico. It is further worth noting that our other Mexican mine was an extremely close contender for another 2013 Casco de Plata award and at the end of June 2014, Alamo Dorado surpassed an astounding 5 million safe work-hours without incurring a lost time accident. These performances clearly place our Mexican workforce amongst the safest miners in the world".

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Thursday, August 14, 2014 at 1:00 pm EST (10:00 am PST). To participate in the conference please dial toll number 1+ 604-638-5340. A live audio webcast and presentation will be available at http://services.choruscall.ca/links/pan140814.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

NON-GAAP MEASURE - CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES. CASH COSTS PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS, NET OF BY-PRODUCT CREDITS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.

CASH COST PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES. THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS. INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE. OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR ESTIMATED PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2014; OUR FORECAST CASH COSTS PER OUNCE OF SILVER IN 2014; OUR ESTIMATED AISCSOS FOR 2014; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2014; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL  INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; THE COMPANY'S ABILITY TO PREVENT FUTURE WORK STOPPAGES OR LABOUR DISPUTES AND THE CONSEQUENCES OF ANY SUCH DISPUTES OR STOPPAGES; THE ANTICIPATED RESULTS OF ANY TECHNICAL REPORTS OR OTHER EVALUATIONS; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2014.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars, except per share amounts)
Net (loss) earnings for the period	$(5,679)	$(187,095)	$1,081	$(167,019)
(Loss) earnings per share attributable to common shareholders (basic)	$(0.04)	$(1.23)	$0.01	$(1.10)
Adjusted earnings (loss) for the period(1)	$1,817	$(18,629)	$14,644	$19,973
Adjusted earnings (loss) per share attributable to common shareholders (basic) (1)	$0.01	$(0.12)	$0.10	$0.13
Mine operating earnings	$10,245	$3,814	$41,821	$78,630
Net cash generated from operating activities	$48,737	$469	$84,862	$32,720

Capital spending	$36,894	$44,331	$73,705	$84,024
Dividends paid	$18,938	$18,927	$37,878	$37,948
Shares repurchased	$-	$1,298	$-	$6,740
Cash and short-term investments	$381,643	$440,154	$381,643	$440,154
Working capital(2)	$647,475	$701,106	$647,475	$701,106

Consolidated Metal Production
Silver metal - million ounces	6.56	6.19	13.18	12.64
Gold metal - thousand ounces	37.7	29.9	83.6	62.0
Zinc metal - thousand tonnes	11.4	10.6	22.8	20.3
Lead metal - thousand tonnes	4.0	3.5	7.6	6.7
Copper metal - thousand tonnes	1.9	1.3	3.6	2.3

Average Realized Price
Silver metal ($/oz)	19.58	22.68	19.79	26.47
Gold metal ($/oz)	1,289	1,423	1,286	1,523

Consolidated Cost per Ounce of Silver (net of by-product credits) (3)
Cash cost per ounce	$12.06	$12.09	$10.15	$11.71
Total production cost per ounce	$18.71	$17.69	$16.81	$17.49

All-in Sustaining Cost per Silver Ounce Sold (net of by-product credits)	$18.23	$21.11	$16.82	$20.28

Payable ounces of silver (used in cost per ounce calculations) - million ounces	6.22	5.86	12.48	11.82

(1)	Adjusted earnings (loss) and adjusted earnings (loss) per share attributable to common shareholders are Non-GAAP measures. Adjusted earnings (loss) is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long-term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended June 30,		Six months ended June 30,
Adjusted Earnings (Loss) Reconciliation	2014	2013	2014	2013
Net (loss) earnings for the period	$(5,679)	$(187,095)	$1,081	$(167,019)
Adjust derivative loss (gain)	543	(16,782)	642	(14,133)
Adjust impairment of mineral property	-	185,187	-	203,443
Adjust unrealized foreign exchange losses	371	3,237	2,075	7,564
Adjust net realizable value of inventory	10,515	-	17,114	-
Adjust unrealized gain on commodity contracts	-	645	-	(623)
Adjust gain on sale of assets	(323)	(3,896)	(329)	(7,964)
Adjust acquisition costs	-	-	-	-
Adjust for effect of taxes	(3,610)	75	(5,939)	(1,295)
Adjusted earnings (loss) for the period	$1,817	$(18,629)	$14,644	$19,973
Weighted average shares for the period	151,503	151,409	151,501	151,583
Adjusted earnings (loss) per share for the period	$0.01	$(0.12)	$0.10	$0.13

(2)	Working capital is a Non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(3)	Consolidated cost per ounce of silver is a Non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:46e 13-AUG-14